Filed by SeaSpine Holdings Corporation

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Filer: SeaSpine Holdings Corporation

Subject Company: SeaSpine Holdings Corporation

SEC File No.: 001-36905

Date: November 18, 2022

Orthofix and SeaSpine Announce John Bostjancic to Serve as CFO for Combined Company Post Closing

Lewisville, Texas and Carlsbad, California — November 18, 2022 — Orthofix (NASDAQ: OFIX), a global medical device company with a spine and orthopedics focus, and SeaSpine (NASDAQ: SPNE), a global medical technology company focused on surgical solutions for the treatment of spinal disorders, today announced that John Bostjancic will serve as Chief Financial Officer (CFO) for the new combined company, effective upon the completion of their pending merger.

Bostjancic currently serves as the CFO and Chief Operating Officer of SeaSpine, roles he has held since 2015 and 2022 respectively. Previously, Bostjancic served as Treasurer and Senior Vice President from 2015 through 2022, and as acting CFO of the SeaSpine business within Integra Life Sciences Holdings Corporation from 2014 through 2015; prior to that, he was the Senior Vice President of Global Supply Chain at Integra. Before joining Integra in 1999, he served on the accounting standards team at Merck & Co., Inc., a publicly traded health company. Bostjancic began his career at PricewaterhouseCoopers in 1993. He holds a B.S. in accounting from the College of New Jersey.

“John has been a key leader of SeaSpine dating back to the successful spin-out of the organization in 2015. I am confident his background and experience in the medical device industry coupled with his cultural influence will benefit the newly combined company as we continue to grow,” said Keith Valentine, President and CEO of SeaSpine. “I believe John is well positioned to help lead us through the successful integration of the two companies, ensuring accountability across all levels of the organization, as we focus on the key initiatives that will drive growth, scalability and shareholder value.”

Doug Rice, current CFO of Orthofix will provide interim assistance post-closing of the expected transaction. He will assist with the integration and other activities during a transition period. Rice joined Orthofix in 2014 and was instrumental in building talented teams and accelerating the company’s strategic growth.

As previously announced on October 11, 2022, Orthofix and SeaSpine agreed to combine in an all-stock merger of equals. The transaction is expected to close in the first quarter of 2023 subject to Orthofix and SeaSpine shareholder approval and other customary closing conditions.

About Orthofix

Orthofix Medical Inc. is a global medical device company with a spine and orthopedics focus. The Company’s mission is to deliver innovative, quality-driven solutions while partnering with health care professionals to improve patient mobility. Headquartered in Lewisville, Texas, Orthofix’s spine and orthopedics products are distributed in more than 60 countries via the Company’s sales representatives and distributors. For more information, please visit www.orthofix.com.

About SeaSpine

SeaSpine (www.seaspine.com) is a global medical technology company focused on the design, development, and commercialization of surgical solutions for the treatment of patients suffering from spinal disorders. SeaSpine’s complete procedural solutions feature its market-leading FLASH™ Navigation, a system designed to improve accuracy of screw placement and provide a cost-effective, rapid, radiation-free solution to surgical navigation, and a comprehensive portfolio of spinal implants and orthobiologics to meet the varying combinations of products that neurosurgeons and orthopedic spine surgeons need to facilitate spinal fusion in degenerative, minimally invasive surgery (MIS), and complex spinal deformity procedures on the lumbar, thoracic and cervical spine. With product development expertise in advanced optics, software, orthobiologic sciences and spinal implants, SeaSpine can offer its surgeon customers a complete solution to meet their patients’ evolving clinical needs. SeaSpine currently markets its products in the United States and in approximately 30 countries worldwide.

Forward-Looking Statements

This communication contains statements which, to the extent they are not statements of historical or present fact, constitute “forward-looking statements” under the securities laws. From time to time, oral or written forward-looking statements may also be included in other information released to the public. These forward-looking statements are intended to provide Orthofix’s and SeaSpine’s respective management’s current expectations or plans for our future operating and financial performance, based on assumptions currently believed to be valid. Forward-looking statements can be identified by the use of words such as “believe,” “expect,” “expectations,” “plans,” “strategy,” “prospects,” “estimate,” “project,” “target,” “anticipate,” “will,” “should,” “see,” “guidance,” “outlook,” “confident,” “on track” and other words of similar meaning. Forward-looking statements may include, among other things, statements relating to future sales, earnings, cash flow, results of operations, uses of cash, tax rates, R&D spend, other measures of financial performance, potential future plans, strategies or transactions, credit ratings and net indebtedness, other anticipated benefits of the proposed merger, including estimated synergies and cost savings resulting from the proposed merger, the expected timing of completion of the proposed merger, estimated costs associated with such transaction and other statements that are not historical facts. All forward-looking statements involve risks, uncertainties and other factors that may cause actual results to differ materially from those expressed or implied in the forward-looking statements. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the U.S. Private Securities Litigation Reform Act of 1995. Such risks, uncertainties and other factors include, without limitation: (1) the effect of economic conditions in the industries and markets in which Orthofix and SeaSpine operate in the U.S. and globally and any changes therein, including financial market conditions, fluctuations in commodity prices, interest rates and foreign currency exchange rates, and the levels of market demand in the health care segments in which our products are purchased and utilized; (2) challenges in the development, regulatory approval, commercialization, reimbursement, market acceptance, performance and realization of the anticipated benefits of new products of the combined company; (3) the scope, nature, impact or timing of the proposed merger, including among other things the integration of the businesses and realization of synergies and opportunities for growth and innovation and incurrence of related costs and expenses; (4) future levels of indebtedness, capital spending and research and development spending; (5) future availability of credit and factors that may affect such availability, including credit market conditions and our capital structure; (6) delays and disruption in delivery of materials and services from suppliers; (7) cost reduction efforts and restructuring costs and savings; (8) new business and investment opportunities; (9) the ability to realize the intended benefits of organizational changes; (10) the anticipated benefits of diversification and balance of operations across product lines, regions and industries; (11) the effect of changes in political conditions in the U.S. and other countries in which Orthofix, SeaSpine and the businesses of each operate, including the effect of changes in U.S. healthcare policies, on general market conditions in the near term and beyond; (12) the effect of changes in tax, regulatory and other laws and regulations in the U.S. and other countries in which Orthofix, SeaSpine and the businesses of each operate; (13) negative effects of the announcement or pendency of the proposed merger on the market price of Orthofix and/or SeaSpine’s respective common stock and/or on their respective financial performance; (14) the ability of the parties to receive the required regulatory approvals for the proposed merger (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and approvals of Orthofix’s and SeaSpine’s shareholders and to satisfy the other conditions to the closing of the merger on a timely basis or at all; (15) the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement; (16) risks relating to the value of the Orthofix shares to be issued in the proposed merger, significant transaction costs and/or unknown liabilities; (17) the possibility that the anticipated benefits from the proposed merger cannot be realized in full or at all or may take longer to realize than expected, including risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (18) risks associated with transaction-related litigation; (19) the possibility that costs or difficulties related to the integration of Orthofix’s and SeaSpine’s operations will be greater than expected; (20) the ability of the combined company to retain and hire key personnel; (21) the intended qualification of the merger as a tax-free reorganization to Orthofix and SeaSpine shareholders for U.S. federal income tax purposes; and (22) the impact of the proposed merger on the respective businesses of Orthofix and SeaSpine. There can be no assurance that the proposed merger will in fact be consummated in the manner described or at all. For additional information on identifying factors that may cause actual results to vary materially from those stated in forward-looking statements, see the reports of Orthofix and SeaSpine on Forms 10-K, 10-Q and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”) from time to time. Any forward-looking statement speaks only as of the date on which it is made, and Orthofix and SeaSpine assume no obligation to update or revise such statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Additional Information about the Proposed Transaction and Where to Find It

In connection with the proposed transaction, Orthofix has filed with the SEC a registration statement on Form S-4, which includes a preliminary prospectus of Orthofix and a preliminary joint proxy statement of Orthofix and SeaSpine (the “joint proxy statement/prospectus”). Each party also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to Orthofix’s shareholders and SeaSpine’s shareholders. Investors and securityholders may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Orthofix and SeaSpine with the SEC at the SEC’s website at www.sec.gov. Copies of the documents filed by Orthofix with the SEC will be available free of charge on Orthofix’s website at http://ir.orthofix.com/ or by contacting Orthofix’s Investor Relations at (214) 937-3190. Copies of the documents filed by SeaSpine with the SEC will be available free of charge on SeaSpine’s website at http://investor.seaspine.com/ or by contacting SeaSpine’s Investor Relations at (415) 937-5402.

Orthofix and SeaSpine and their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about directors and executive officers of Orthofix is available in the Orthofix proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 27, 2022. Information about directors and executive officers of SeaSpine is available in the SeaSpine proxy statement for its 2022 Annual Meeting, which was filed with the SEC on April 22, 2022. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction when they become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Investors may obtain free copies of these documents from Orthofix and SeaSpine as indicated above.

This communication and the information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Orthofix Contact	SeaSpine Contact

Alexa Huerta Investor Relations Tel 214 937 3190 Denise Landry Media Relations Tel 214 937 2529	John Bostjancic, Investor Relations 760 216 5111 LeAnn Burton Media Relations 760 607 9703